

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 8, 2017

<u>Via E-mail</u>
Stephen J. Antol
Chief Financial Officer
El Capitan Precious Metals, Inc.
5871 Honeysuckle Road
Prescott, Arizona 86305-3764

> **Re:** **El Capitan Precious Metals, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2017**
> **File No. 333-216328**

Dear Mr. Antol:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Alan Gilbert, Esq.
    Maslon LLP